GA Computer Sciences, Inc.
#349-6540 East Hastings Street
Burnaby. B.C.
Canada, V5B 4Z5
Telephone: (775) 881-3390

October 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
100 F Street, NE
Washington, DC 20549
USA

Re: Request for acceleration of the effective date of the Registration Statement on Form SB-2 of GA Computer Sciences, Inc.
Filed May 4, 2005
File No. 333-124607

Attention: Donald C. Hunt

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of GA Computer Sciences, Inc. be declared effective at 5:00 PM Eastern Time on Thursday, October 13, 2005 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

GA Computer Sciences, Inc. acknowledges that:

  should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the declaration of effectiveness;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Peter Hoyle

Peter Hoyle
President and Chairman of the Board